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                                                                     EXHIBIT 4.1


                          INTERCOMPANY CREDIT FACILITY

THIS AGREEMENT is made and entered as of this 28th day of October 1999, by and

BETWEEN

(1) FIAT FINANCE AND TRADE Ltd. S.A., 13 Rue Aldringen, L-111B Luxembourg hereinafter referred to as the LENDER,

(2) NEW HOLLAND N.V.-Schiphol Boulevard 217, WTC Airport-1118BH Luchthaven Schiphol, Netherlands hereinafter referred to as the BORROWER

IT IS HEREBY AGREED as follows:

1.   DEFINITIONS AND INTERPRETATION

     1.1 Save as otherwise provided in this Agreement, the following words and phrases have the following meanings throughout this Agreement:

ADVANCE: means the principal amount of an advance made or to be made by the Lender under this Agreement;

AVAILABLE FACILITY: means at any time in relation to the Lender the amount of the Facility less the amount of each Advance which has then been made hereunder;

BUSINESS DAY: means a day on which banks are open for foreign and domestic business in London and New York;

EVENT OF DEFAULT: means any of the events specified in Clause 8;

INTEREST PERIOD: means each of the periods determined in accordance with this Agreement for which a rate of interest is to be established hereunder;

US DOLLARS: means the lawful currency for the time being of the United States of America;

FINAL MATURITY DATE: means 28th October 2000.

LIBOR: means in respect of any period and amount the rate for deposits for such period in US Dollars which appears on the Reuters page FRBD (or such other page as may replace it) as of 11:00 a.m. on the second Business Day before the first day of that period. If no such rate is displayed in such page, Libor will be determined on the basis of the cost to the Lender of funding the relevant advance for the relevant duration, such cost to be comparable to the rate of interest on annual basis then paid to the international market by prime banks for deposit in the relevant duration;

LOAN: means the aggregate principal amount for the time being advanced and outstanding pursuant to this Agreement;
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MARGIN: up to 0.25% per annum as shall have been agreed upon by the Lender and the Borrower;

PREPAYMENT DATE: in relation to any Advance, means the time of expiry of a notice of prepayment;

REPAYMENT DATE: in relation to any Advance, means the last day of the Interest Period thereof;

REVOLVING CREDIT FACILITY or FACILITY: means the revolving credit facility available in US Dollars granted to the Borrower in this Agreement.

2.   THE FACILITY

     2.1  Availability to the Borrower

          The Lender grants to the Borrower, upon and subject to the conditions of this Agreement, a Revolving Credit Facility in the aggregate amount not exceeding USD 600,000,000 for a period of one year from the date of this Facility Agreement.

3.   UTILISATION OF THE FACILITY

     3.1  Conditions of Utilisation

          Save as otherwise provided in this Agreement, an Advance will be made by the Lender to the Borrower on its request if:

          3.1.1     the amount of such Advance does not exceed the Available
                    Facility.

          3.1.2 the amount of the proposed Advance which shall be an amount which is not less then USD 500,000.

          3.1.3 the proposed term of such Advance shall be any period up to 6 months or such other longer period as may be agreed between the Lender and the Borrower.

          3.1.4 any Interest Period would otherwise and on a day which is not a Business Day that Interest Period shall be extended to the next succeeding Business Day.

          3.1.5 no Event of Default has occurred as of the proposed date of the making of such Advance.

     3.2  Termination

          The Lender has the right to terminate the Facility at any time, by giving to the Borrower not less than thirty days' prior notice to that effect (such notice hereinafter referred to as the "Termination Notice") whereupon:

          a) with effect from the date of expiry of such Termination Notice the amount of the Available Facility, if any, shall be cancelled and reduced to zero; and
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          b)   the loan with any interest and other amounts accrued and/or owing hereunder shall be repaid at maturity to the Lender; and

          c) upon repayment of all Advances the Facility shall be cancelled and reduced to zero.

4.   INTEREST

     4.1  Date of Payment

          On the Repayment Date, relating to each Advance, the Borrower shall pay accrued interest on that Advance.

     4.2  Rate of Interest

          The rate of interest applicable to each Advance from time to time during its interest period shall be the rate per annum which is the sum of (1) Libor applicable to such Advance for such Interest Period and (2) the Margin at such time.

     4.3  Computation of Interest

          All payments of interest hereunder shall be calculated on the basis of the number of days elapsed and a year of 360.

5.   REPAYMENT

     5.1  Repayments Generally

          Each Advance shall be repaid by the Borrower in full on the Repayment Date relating thereto. The Borrower shall not repay all or any part of any Advance outstanding hereunder except at the times and in the manner expressly provided herein but, subject to the terms and conditions hereof, shall be entitled to reborrow any amount repaid under this Clause 5.

     5.2  Requirement to Gross-up

          All payments to be made by the Borrower under this Agreement shall be made free and clear of and without deduction for or on account of tax unless the Borrower is required by law to make such a payment subject to the deduction or withholding of tax, in which case the sum payable by the Borrower in respect of which such deduction or withholding is required to be made shall be increased to the extent necessary to ensure that, after the making of such deduction or withholding, the Lender receives and retains (free from any liability in respect of any such deduction or withholding) a net sum equal to the sum which it would have received and so retained had no such deduction or withholding been made or been required to be made.

6.   PREPAYMENT

     The Borrower will have the option, by giving to the Lender not less than 30 days' prior notice to that effect, to prepay in whole or in part (being an amount or integral multiple of USD 500,000.) any advance as at the time of expiry of such notice. In this case, the Borrower shall pay the
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     advance (in whole or in part) together with accrued interest thereon on the
     Prepayment date for such Advance in the currency in which it is denominated without penalty subject to the payment to the Lender of the difference, if negative, between (a) the amount of interest which the Lender is able to obtain by placing an amount equal to the amount prepaid on deposit with prime banks in the relevant interbank market for the remainder of the relevant interest period, as soon as reasonably practicable after receipt thereof from the Borrower and (b) the amount of interest which would otherwise be payable to the Lender on the relevant amount received for the remainder of the relevant interest period (less the margin).

7.   CANCELLATION

     The Borrower may, by giving to the Lender not less than 30 day's prior notice to that effect, cancel the whole or any part of the Facility as at the time of expiry of such notice. Any such notice shall take effect on its expiry and shall reduce the Available Facility rateably.

8.   EVENTS OF DEFAULT

     8.1 the Borrower shall fail to pay when due any principal of or interest on the Loan or any other amount payable hereunder; or

     8.2 the Borrower shall default in the due performance and observance of any other material provision contained in this Agreement and such default (if capable of remedy) shall remain unremedied for thirty days after notice thereof shall have been given by the Lender to the Borrower; or

     8.3 any representation, warranty or statement made or deemed to be repeated in this Agreement by the Borrower hereunder or in connection herewith shall be at any time incorrect in any respect or any such representation, warranty or statement would, if made or repeated at any time with reference to the facts and circumstances then subsisting, be than incorrect; or

     8.4 the Borrower shall propose, commence negotiations with a view to enter into any arrangement or composition with or for the benefit of its creditors or any of them, or if any receiver, trustee, custodian, liquidator or similar officer is appointed for it or for all or any part of its property, or if the Borrower is the subject, with or without its own consent, of any bankruptcy, insolvency, readjustment of debt, reorganisation, dissolution or other similar procedure, and such procedure continues undismissed or unstrayed for thirty (30) days after commencement; or

     8.5 Fiat S.p.A., Turin, Italy shall cease to control directly or indirectly at least 50% of the voting share capital of the Borrower or, if the Borrower is merged into another company or such a merger is approved by the relevant corporate bodies of the Borrower, the surviving entity is no longer at least 50% directly or indirectly controlled by Fiat S.p.A.;

     at any time after the occurrence of any event set out in this Clause 8 when such event is continuing unwaived, the Lender may by notice to the Borrower declare that this Facility shall be terminated and demand immediate repayment of all the Advances together with accrued interest to the date of actual repayment and any other sum due under the Facility. The Borrower shall indemnify the Lender against all losses or expenses reasonably incurred as a result of the occurrence of an Event of Default.
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9.   REPRESENTATIONS

     The Borrower represents to the Lender as follows at present:

     9.1 it is a company incorporated and validly existing and in good standing under the laws of its incorporation;

     9.2 it has necessary corporate power to borrow under this Facility and has taken all necessary corporate and other action to authorise the execution, delivery and performance of this Facility Letter;

     9.3 this Facility Letter has been duly executed and delivered by the Borrower, and constitutes legally binding, direct and unconditional obligations enforceable against the Borrower in accordance with its terms; and

     9.4 the execution, delivery and performance of this Facility do not violate any provision of any existing law or regulation or statute applicable to it.

10.  EXPENSES

     The Borrower shall reimburse the Lender on demand for all reasonable charges and expenses incurred in connection with the enforcement of, or the preservation of any rights under, this Agreement (including legal and out-of-pocket expenses and all value added tax thereon), upon presentation of appropriate documentation.

     Any notice to be given by either party hereunder to the other shall be given in writing to such party at its address stated above or such other address last notified to the other party for that purpose and shall be deemed to be given when dispatched (if given by telex), or when hand delivered to the relevant address or five days after posting (if given by mail) provided that any such notice shall be effective only when received.

11.  ASSIGNMENT

     This Agreement may not be assigned by any party hereto without the prior written consent of the other party.

12.  LAW

     This Agreement shall be governed by and construed in accordance with the laws of England and Wales.

13.  JURISDICTION

     13.1 Each of the parties hereto agrees, without prejudice to the right of either party to take proceedings in relation hereto before any other court of competent jurisdiction, that the courts of London shall have jurisdiction to hear and determine any suit, action or proceeding, and to settle any disputes, which may arise in relation hereto and, for such purposes, irrevocably submits to the jurisdiction of such courts.

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     13.2      The Lender agree that the process by which any suit, action or proceeding in the courts of England are begun may be served on the lender by being delivered by hand to Fiat Finance and Trade Ltd., UK Branch, Berkeley Square, London W1X 6AL or its other registered office for the time being.

     13.3 The Borrower agree that the process by which any suit, action or proceeding in the courts of England are begun may be served on the Borrower by being delivered by hand to Fiat UK Limited, Berkeley Square, London W1X 6AL or its other registered office for the time being.


14.  SEVERABILITY OF PROVISIONS

     Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, which shall remain in full force and effect.


15.  NOTICES

     15.1      Addresses

               15.1.1 Any notice required to be given to the Lender shall be deemed properly given when addressed to the Lender at:

                         Fiat Finance and Trade Ltd., Luxembourg
                         c/o Fiat Finance and Trade Ltd., Luxembourg
                         Succursale di Paradiso
                         Riva Paradiso 14 - 6002 Lugano Paradiso
                         Switzerland


               15.1.2 Any notice to be given to the Borrower hereunder should be deemed properly given when addressed to the Borrower at:

                         NEW HOLLAND N.V.
                         c/o NEW HOLLAND Limited
                         Attn. The Treasurer
                         950 Great West Road
                         Brentford Middlesex TW8 9ES
                         U.K.


16.  COUNTERPARTS

     This Agreement shall be executed in any number of counterparts, each of which shall constitute an original.